Exhibit 99.1

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Interim Consolidated Statements of Financial Position	1 - 2

Interim Consolidated Statements of Comprehensive Loss	3

Interim Consolidated Statements of Changes in Equity	4 – 6

Interim Consolidated Statements of Cash Flows	7 – 8

Notes to Interim Consolidated Financial Statements	9 - 14

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	September 30,		December 31,
	2018	2017	2017
	Unaudited		Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$14,109	$44,654	$21,325
Available-for-sale financial assets	9,570	-	14,758
Short-term deposits	-	-	5,000
Restricted deposits	150	-	-
Prepaid expenses and other current assets	868	2,440	2,539

Total current assets	24,697	47,094	43,622

NON-CURRENT ASSETS:
Property and equipment, net	1,743	829	940
Other assets	354	44	360
Deferred issuance cost	1,718	-	-

Total non-current assets	3,815	873	1,300

Total assets	$28,512	$47,967	$44,922

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands (except share and per share data)

	September 30,		December 31,
	2018	2017	2017
	Unaudited		Audited
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$3,060	$1,488	$2,390
Accrued expenses and other payables	4,239	725	2,186

Total current liabilities	7,299	2,213	4,576

NON-CURRENT LIABILITIES:
Liabilities presented at fair value	15,400	10,700	10,300
Employee benefit liabilities, net	194	149	200
Liability to Israel Innovation Authority (IIA)	10,474	6,539	6,890

Total non-current liabilities	26,068	17,388	17,390

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value - Authorized: 23,277,000 shares at September 30, 2018 and December 31, 2017 and 18,400,073 shares at September 30, 2017; Issued and outstanding: 699,590 shares at September 30, 2018 and 689,898 shares at September 30, 2017 and December 31, 2017	2	2	2
Preferred shares of NIS 0.01 par value - Authorized: 16,723,000 shares at September 30, 2018 and December 31, 2017 and 12,418,837 shares at September 30, 2017; Issued and outstanding: 14,154,743 shares at September 30, 2018 and December 31, 2017 and 9,880,380 shares at September 30, 2017	38	38	38
Share premium	141,816	138,902	139,311
Capital reserve due to actuarial gains	(79)	(44)	(79)
Available-for-sale reserve	(47)	-	(34)
Accumulated deficit	(146,585)	(110,532)	(116,282)

Total shareholders' equity (deficit)	(4,855)	28,366	22,956

Total liabilities and shareholders' equity	$28,512	$47,967	$44,922

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited

Operating expenses:
Research and development, net	$17,169	$10,715	$5,132	$3,374	$15,018
General and administrative	7,008	2,753	2,438	980	4,472

Operating loss	24,177	13,468	7,570	4,354	19,490

Finance expenses	6,560	991	2,356	216	718
Finance income	(434)	(1,198)	(104)	(633)	(1,197)

Net loss	30,303	13,261	9,822	3,937	19,011

Other comprehensive loss:

Items that will be reclassified subsequently to profit or loss:
Actuarial net loss of defined benefit plans	-	-	-	-	35
Changes in the fair value of available for sale financial assets	13	-	(122)	-	34

Total comprehensive loss	$30,316	$13,261	$9,700	$3,937	$19,080

Net loss per share:
Basic and diluted net loss per share	$43.92	$19.22	$14.23	$5.71	$27.56

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	690,005	689,898	690,214	689,898	689,898

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)
U.S. dollars in thousands (except share and per share data)

	Ordinary shares			Preferred shares		Share	Available- for-sale	Capital reserve due to actuarial	Accumulated	Total
	Number	Amount		Number	Amount	premium	reserve	losses	deficit	Equity

Balance as of January 1, 2018	689,898	$2		14,154,743	$38	$139,311	$(34)	$(79)	$(116,282)	$22,956

Net loss	-	-		-	-	-	-	-	(30,303)	(30,303)
Other comprehensive loss	-	-		-	-	-	(13)	-	-	(13)

Total comprehensive loss	-	-		-	-	-	(13)	-	(30,303)	(30,316)
Exercise of options	9,692	*	)	-	-	2	-	-	-	2
Share-based compensation	-	-		-	-	2,503	-	-	-	2,503

Balance as of September 30, 2018 (unaudited)	699,590	$2		14,154,743	$38	$141,816	$(47)	$(79)	$(146,585)	$(4,855)

	Ordinary shares		Preferred shares		Share	Capital reserve due to actuarial	Accumulated	Total
	Number	Amount	Number	Amount	premium	Losses	deficit	Equity

Balance as of January 1, 2017	689,898	$2	9,880,380	$26	$108,250	$(44)	$(97,271)	$10,963

Net loss	-	-	-	-	-	-	(13,261)	(13,261)

Total comprehensive loss	-	-	-	-	-	-	(13,261)	(13,261)
Issuance of series F-1 Preferred shares, net of issuance costs	-	-	4,274,363	$12	$28,853	-	-	28,865
Share-based compensation	-	-	-	-	1,799	-	-	1,799

Balance as of September 30, 2017 (unaudited)	689,898	$2	14,154,743	$38	$138,902	$(44)	$(110,532)	$28,366

The accompanying notes are an integral part of the interim consolidated financial statements.
*) Represent amounts less than 1 thousand

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands (except share and per share data)

	Ordinary shares			Preferred shares		Share	Available- for-sale	Capital reserve due to actuarial	Accumulated	Total
	Number	Amount		Number	Amount	premium	reserve	losses	deficit	Equity

Balance as of July 1, 2018 (unaudited)	689,898	$2		14,154,743	$38	$140,934	$(169)	$(79)	$(136,763)	$3,963

Net loss	-	-		-	-	-	-	-	(9,822)	(9,822)
Other comprehensive loss	-	-		-	-	-	122	-	-	122

Total comprehensive loss	-	-		-	-	-	122	-	(9,822)	(9,700)
Exercise options	9,692	*	)	-	-	2	-	-	-	2

Share-based compensation	-	-		-	-	880	-	-	-	880

Balance as of September 30, 2018 (unaudited)	699,590	$2		14,154,743	$38	$141,816	$(47)	$(79)	$(146,585)	$(4,855)

	Ordinary shares		Preferred shares		Share	Capital reserve due to actuarial	Accumulated	Total
	Number	Amount	Number	Amount	premium	losses	deficit	Equity

Balance as of July 1, 2017	689,898	$2	9,880,380	$26	$109,949	$(44)	$(106,595)	$3,338

Net loss	-	-	-	-	-	-	(3,937)	(3,937)

Total comprehensive loss	-	-	-	-	-	-	(3,937)	(3,937)
Issuance of series F-1 Preferred shares, net of issuance costs	-	-	4,274,363	$12	$28,853	-	-	28,865
Share-based compensation	-	-	-	-	100	-	-	100

Balance as of September 30, 2017 (unaudited)	689,898	$2	14,154,743	$38	$138,902	$(44)	$(110,532)	$28,366

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Preferred shares		Share	Available- for-sale	Capital reserve due to actuarial	Accumulated	Total
	Number	Amount	Number	Amount	premium	reserve	losses	deficit	Equity

Balance as of January 1, 2017	689,898	$2	9,880,380	$26	$108,250	$-	$(44)	$(97,271)	$10,963

Net loss	-	-	-	-	-	-	-	(19,011)	(19,011)
Other comprehensive loss	-	-	-	-	-	(34)	(35)	-	(69)

Total comprehensive loss	-	-	-	-	-	(34)	(35)	(19,011)	(19,080)
Issuance of series F-1 Preferred shares, net of issuance costs	-	-	4,274,363	12	28,853	-	-	-	28,865
Share-based compensation	-	-	-	-	2,208	-	-	-	2,208

Balance as of December 31, 2017 (Audited)	689,898	$2	14,154,743	$38	$139,311	$(34)	$(79)	$(116,282)	$22,956

The accompanying notes are an integral part of the interim consolidated financial statements.

*) Represent amounts less than 1 thousand

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
Cash flows from operating activities:

Net loss	$(30,303)	$(13,261)	$(9,822)	$(3,937)	$(19,011)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	146	112	49	44	162
Financial (income) expenses, net	(161)	-	214	-	(330)
Cost of share-based compensation	2,503	1,799	880	100	2,208
Change in employee benefit liabilities, net	(6)	10	(23)	(1)	26
Amortization of premium on available-for-sale financial assets	191	-	200	-	28
Revaluation of financial derivatives	5,100	(661)	1,700	(200)	(1,061)
Revaluation of liability to IIA	3,167	821	567	(167)	(580)

	10,940	2,081	3,587	(224)	453
Changes in asset and liability items:

Increase in prepaid expenses and other current assets and other assets	(1,266)	(2,148)	(1,637)	(621)	(2,210)
Increase in trade payables	670	562	1,902	462	1,464
Increase (decrease) in accrued expenses and other payables	1,071	(247)	(8)	(601)	1,214

	475	(1,833)	257	(760)	468

Cash received during the period for:

Interest received	570	84	179	40	330

Net cash used in operating activities	(18,318)	(12,929)	(5,799)	(4,881)	(17,760)

Cash flows from investing activities:

Purchase of property and equipment	(949)	(241)	(246)	(33)	(402)
Purchase of of available-for-sale financial assets	-	-	-	-	(14,820)
Proceed from sale of available-for-sale financial assets	4,984	-	-	-	-
Proceeds from bank deposits	5,000	-	-	-	(5,000)
Investment in restricted bank deposits	(150)	-	(150)	-	-

Net cash provided by (used in) investing activities	8,885	(241)	(396)	(33)	(20,222)

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
Cash flows from financing activities:

Receipt of grants from the IIA	2,953	-	1,300	-	1,483
Proceeds from issuance of financial derivatives	-	10,900	-	10,900	10,900
Increase in deferred issuance cost	(736)	-	-	-	-
Proceeds from issuance of shares, net	-	28,865	-	28,865	28,865

Net cash provided by financing activities	2,217	39,765	1,300	39,765	41,248

(Decrease) increase in cash and cash equivalents	(7,216)	26,595	(4,895)	34,851	3,266
Cash and cash equivalents at beginning of period	21,325	18,059	19,004	9,803	18,059

Cash and cash equivalents at end of period	$14,109	$44,654	$14,109	$44,654	$21,325

Supplemental disclosure of non-cash financing activities:

Significant non-cash transactions:

IIA liability for grants to be received	$418	$-	$154	$-	$269

Increase in deferred issuance cost	$982	$-	$191	$-	$-

Exercise of options	$2	$-	$2	$-	$-

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Gamida Cell Ltd. (the "Company"), founded in 1998, is a clinical-stage biopharmaceutical company that develops novel curative treatments for orphan indications, including hematologicalmalignancies and rare genetic diseases using stem cells and Natural Killer (NK) cells.

b.
On October 30, 2018, subsequent to the reporting date, the Company closed an Initial Public Offering (“IPO”) of its ordinary shares on the Nasdaq, under the symbol “GMDA” which resulted in the sale of 6,250,000 ordinary shares at a public offering price of $8 per share, before underwriting discounts. The underwriters have a 30-day option to purchase up to 937,500 additional shares at a public offering price of $8 per share. The Company received net proceeds from the IPO of approximately $44,200 (net of issuance costs and underwriting discounts of approximately $5,800). Upon the closing of the IPO, all of the Company’s outstanding preferred shares automatically converted into 17,283,006 ordinary shares.

c.
The Company uses its proprietary platform NAM technology to expand in culture, highly functional cells derived from umbilical cord blood or peripheral blood, while enhancing the potential therapeutic efficacy of these cells.

The lead product candidate, NiCord® is currently being developed in a pivotal registration phase III clinical study to treat patients with high-risk hematological malignancies (blood cancers) such as leukemia or lymphoma who are indicated to receive a donor derived (allogeneic) bone marrow transplantation. BMT transplantation with a graft derived from bone marrow or peripheral blood cells of a matched donor is currently the standard of care treatment for many of these patients, but there is a significant unmet need for patients who cannot find a fully matched donor. NiCord is designed as a universal bone marrow donor graft which can be available to all patients in need.

NiCord was granted a Breakthrough Therapy designation from the FDA and an orphan drug designation in the US and in Europe.

In December 2017, the Company presented at the ASH annual meeting final results from the phase I/II trial evaluating NiCord. The study met its primary endpoint, demonstrating rapid neutrophil engraftment with manageable side effects.

In addition to hematologic malignancies, the Company is pursuing the development of NiCord for the treatment of bone marrow failure disorders. NiCord is currently being evaluated in a Phase 1/2 clinical trial sponsored by the National Institutes of Health in patients with severe aplastic anemia, a rare, life-threatening hematological disorder.

Beyond NiCord, the Company develops another product candidate, NAM-NK, for innate immunotherapy of expanded natural killer, or NK, cells, to be used in combination with standard-of-care therapeutic antibodies. NK cells have potent anti-tumor properties and have the advantage over other oncology cell therapies of not requiring genetic matching, potentially enabling NK cells to serve as a universal donor-based therapy when combined with certain antibodies. A phase I/II investigator initiated study to treat patients with B cell lymphoma and multiple myeloma is enrolling patients.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

d.
The Company is devoting substantially all of its efforts toward research and development activities. In the course of such activities, the Company has sustained operating losses and expects such losses to continue in the foreseeable future. The Company's accumulated deficit as of September 30, 2018 is $146,585 and negative cash flows from operating activities during the period is $18,318. The Company requires additional financing in order to continue to fund its current operations and pay existing and future liabilities.

e.	Definitions:

In these financial statements:

The Company	-	Gamida Cell Ltd. and its subsidiary

Subsidiary	Gamida Cell Inc. Incorporated in 2000 and intended to focus on sales and marketing upon product approval.

Related Parties	-	As defined in IAS 24

Dollar	-	U.S. dollar

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited interim consolidated financial statements for the nine and three months periods ended September 30, 2018 and 2017 have been prepared in accordance with IAS 34 "Interim Financial Reporting" for interim financial information.

The interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2017 and their accompanying disclosures.

The interim consolidated financial statements reflect all normal recurring adjustments necessary to present fairly the financial position, results of operations, and cash flows for the interim periods, but are not necessarily indicative of the results of operations to be anticipated for the full year ending December 31, 2018.

The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2017, except for the initial application of IFRS 9 "Financial Instruments".

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 9, "Financial Instruments":

In July 2014, the IASB issued the final and complete version of IFRS 9, "Financial Instruments" ("IFRS 9"), which replaces IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 mainly focuses on the classification and measurement of financial assets and it applies to all assets in the scope of IAS 39.

According to IFRS 9, all financial assets are measured at fair value upon initial recognition. In subsequent periods, debt instruments are measured at amortized cost only if both of the following conditions are met:

-	the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows; and

-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

IFRS 9 also includes a new model for measurement of impairment of financial assets.

Subsequent measurement of all other debt instruments and financial assets should be at fair value. IFRS 9 establishes a distinction between debt instruments to be measured at fair value through profit or loss and debt instruments to be measured at fair value through other comprehensive income.

Financial assets that are equity instruments should be measured in subsequent periods at fair value and the changes recognized in profit or loss or in other comprehensive income (loss), in accordance with the election by the Company on an instrument-by-instrument basis. If equity instruments are held for trading, they should be measured at fair value through profit or loss.

According to IFRS 9, the provisions of IAS 39 will continue to apply to derecognition and to financial liabilities for which the fair value option has not been elected.

According to IFRS 9, changes in the fair value of financial liabilities which are attributable to the change in credit risk should be presented in other comprehensive income. All other changes in fair value should be presented in profit or loss.

IFRS 9 also prescribes new hedge accounting requirements.

IFRS 9 is applied for annual periods beginning on January 1, 2018.

The Company adopted the new Standard on January 1, 2018. There was no impact on the consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SHARE-BASED PAYMENT

a.	The total compensation cost related to all of the Company's equity-based awards, recognized during the presented periods was comprised as follows:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited

Research and development	$799	$1,143	$172	$94	$1,362
General and administrative	1,704	656	708	6	846

	$2,503	$1,799	$880	$100	$2,208

The Company estimates the fair value of stock options granted using the Binominal option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term.

Expected volatility was calculated based upon historical volatilities of similar entities in the related sector index. The expected term of the options granted is derived from output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The following table lists the inputs to the binomial model used for the fair value measurement of equity-settled share options for the above plan for the following periods:

Based on the above inputs, the fair value of the options was determined at $3.07 - $5.85 at the grant dates during 2017 and  2018.

	Nine months ended September 30,		December 31,
	2018	2017	2017
	Unaudited		Audited

Dividend yield (%)	0	0	0
Expected volatility of the share prices (%)	88%-94%	90%	89%-94%
Risk-free interest rate (%)	2.17-2.89	0.79-2.03	0.79-2.4

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SHARE-BASED PAYMENT (cont.)

Movement during the periods:

	Nine months ended September 30,				Year ended December 31,
	2018		2017		2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		USD		USD		USD

Outstanding at beginning of period	2,467,018	2.28	1,129,003	0.25	1,129,003	0.25
Granted during the period	686,977	5.32	314,867	2.57	1,338,015	3.99
Exercised during the period	(9,692)	0.25	-	-	-	-
Forfeited during the period	(9,692)	0.25	-	-	-	-

Share options outstanding at end of period	3,134,611	2.96	1,443,870	0.76	2,467,018	2.28

Share options exercisable at end of period	1,674,545	1.13	1,352,075	0.70	1,379,075	0.60

As of September 30, 2018, there is $6,734 of total unrecognized Company cost related to non-vested share based compensation that are expected to be recognized over a period of up to 3.83 years.

NOTE 4:-	LIABILITIES PRESENTED AT FAIR VALUE

a.	Warrants to purchase Preferred F-2 shares:

The Company measured the fair value of the warrants by using Option Pricing Method utilized in a Monte Carlo simulation model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected time until liquidation. Expected volatility was calculated based upon historical volatilities of similar entities in the related sector index. The expected time until liquidation is the period in which liquidation event will occurred subject to the Company's expectations. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

	Nine months ended September 30,		December 31,
	2018	2017	2017
	Unaudited		Audited

Risk-free interest rate	2.5%	1.5%	1.5%
Expected volatility	90%	90%	90%
Expected life (in years)	2	5	5
Expected dividend yield	0	0	0

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 4:-	LIABILITIES PRESENTED AT FAIR VALUE (Cont.)

Upon the closing of the IPO as described in note 1b, 2,564,619 warrants to purchase Preferred F-2 shares were automatically converted into warrants to purchase 4,323,978 ordinary shares.

b.	Changes in the fair value of warrants classified as Level 3 in the fair value hierarchy:

Fair value of financial derivatives

Balance at December 31, 2017	$10,300

Revaluation of financial derivatives	5,100

Balance at September 30, 2018	$15,400